Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSX: ELD

Tel: 604.687.4018
Fax: 604.687.4026
E-mail: info@eldoradogold.com

02055969

eldoradogold

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 18 2002
WASH. D.C. 155 SECTION

November 6, 2002

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

12g3-2(b)#82-3578

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release – October 31, 2002
2. Material Change Report – November 5, 2002

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

D Moss

Dawn Moss
Corporate Secretary

encl.

dlw 11/25

eldorado gold

NEWS RELEASE

ELD No. 02-17
October 31, 2002

ELDORADO AND ANGLOGOLD COMPLETE AGREEMENT

VANCOUVER, B.C. - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the "Company" or "Eldorado") (TSX: ELD) is pleased to announce the completion of an agreement with AngloGold South America Limited ("AngloGold") to further both parties interests in and around Eldorado's São Bento Mine and AngloGold's adjacent properties in the state of Minas Gerais, Brazil.

The principal terms of the agreement are as prescribed in the Letter of Intent previously signed by the Company and AngloGold.

1) Eldorado, through São Bento Mineraçao S.A. (Eldorado's wholly owned subsidiary) has been granted the right to explore, develop and mine any reserves discovered down dip beyond its existing property boundary.

   In exchange, a net smelter royalty ("NSR") will be paid to AngloGold according to a graduated scale ranging from 0.5% at a gold price less than US$275/oz. to a maximum of 4.0% at a gold price US$399/oz. or greater.

2) AngloGold has been granted an option valid for a period of 3 years, that provides it with the right, in the event that a mining operation is developed at their Corrego do Sitio Project, to access surplus milling capacity at the São Bento plant. AngloGold also has the option to expand the São Bento plant at AngloGold's sole cost and without disruption to Eldorado's operations. Operating costs for the plant will be borne by both companies pro rata according to their proportionate planned and actual use of the facility. Eldorado will receive a NSR based on the same graduated scale as AngloGold's NSR and payable on all gold produced from the Corrego do Sitio Project that is processed through the São Bento plant.

"The agreement with Eldorado provides the basis for our shareholders to derive maximum benefit from the obvious synergies available in our respective land holdings. We look forward to exploring other opportunities for mutual benefit with Eldorado Gold in Minas Gerais," commented Mr. Roberto Carvalho Silva, President and Chief Executive Officer of AngloGold South America.

...2

São Bento Underground Drilling Confirms Continuity

Drilling continues between the 28th and 32nd levels designed to both define additional reserves and extend the existing resource. The deepest hole drilled to date IF-O55, intersected the main and west ore horizon at the 32nd level, 375 meters below the current mining operations (See Figure 1). The intersection of 13.41 grams per tonnes over 5.31 meters true width (combined main and west ore horizons) has confirmed the continuity of the São Bento ore body over a vertical distance of 1,350 meters. Other significant intercepts from the drilling program are shown in Table 1. The drilling has established that the strike length of the ore zones at the 30th level is in excess of 350 meters similar to historic mining length at São Bento.

The drilling and the 23rd level crosscut also intersected a gold bearing sulphidic quartz vein 200 meters above the main São Bento ore zones. Significant intercepts from this zone designated the Eastern Trend Mineralization, are shown in Table 2. Additional drilling will be carried out on this trend with the objective to further define this zone of mineralization.

A total of 7,400 meters of drilling is underway from the 23rd level crosscut to test the ore zones between the 29th level and 32nd level. A further 7,500 meters of drilling is planned from the 27th level crosscut to establish reserves between the 32nd level and 34th level, 350 meters to 500 meters below the current operations.

Year end 2001 proven and probable reserves at São Bento totaled 461,300 ounces. These reserves were derived from the measured and indicated resources above the mine's 30th level. With the agreement in place and drilling completed both above and below the mine's 30th level, the Company plans at year-end 2002 to have increased its reserves and resources.

Table 1: Significant Drill Intercepts Below the 27th Level

Borehole	Section	Main zone				West			
		Width		Au	Level	Width		Au	Level
		(m)	@	(g/t)		(m)	@	(g/t)	
IF-040	1790	2.40	@	7.76	(31)	1.18	@	10.31	(31)
IF-043	1825	2.46	@	11.32	(29)	1.00	@	10.78	(29)
IF-044	1790	2.18	@	8.21	(28)				
IF-047	1930	0.86	@	19.23	(29)				
IF-049	2000	1.28	@	14.83	(30)	4.43	@	19.04	(30)
IF-050	1930	6.45	@	11.62	(28)	0.72	@	5.59	(28)
IF-051A	1755	0.52	@	12.59	(30)				
IF-055	2000	*5.31	@	13.41	(32)	*			
IF-056	1930	4.22	@	17.45	(27)				
IF-057	1895	2.67	@	9.36	(31)				
IF-058	2105	2.08	@	10.90	(32)				
IF-059	1860	1.65	@	8.44	(29)				
IF-060	1965	9.98	@	14.11	(28)	1.74	@	19.17	(28)
GEO-01A	1825	1.87	@	14.92	(31)				
* Combined Main and West Zones									

...3

Table 2: Eastern Trend Significant Drill Intercepts

Borehole	Section	Eastern Trend			
		Width		Au	Level
		(m)	@	(g/t)	
23LX-cut	1980	2.06	@	12.59	(23)
ET-006	1930	2.42	@	9.79	(23)
RD-050	1980	4.66	@	8.94	(23)
RD-038	1970	2.19	@	41.83	(23)
RD-033	1875	1.60	@	45.55	(23)
SS-1718	1850	2.39	@	9.81	(23)
RD-017	1980	3.08	@	9.43	(24)
RD-032	1875	1.70	@	18.66	(24)
IF-051A	1750	5.37	@	10.45	(24)

"This agreement with AngloGold, combined with continued positive results from our ongoing drilling program, and an improving metal price have ensured the continued extension of our profitable São Bento operation," commented Eldorado's President and Chief Executive Officer, Paul N. Wright.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.8 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated May 10, 2002 and AIF dated May 17, 2002 filed with the securities regulatory authorities.

The Toronto Stock Exchange has neither approved nor disapproved the form or content of this release. This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Investor Relations Contact:
Nancy E. Woo
Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026**

Suite 920 - 1055 West Hastings Street,
Vancouver, British Columbia, Canada V6E 2E9
E-mail: info@eldoradogold.com

Eldorado Gold Corporation

São Bento Mine



21
22
23
24
25
26
27
28
29
30
31
32
33
34
ET 12.59/2.06
23 Level Crosscut
ET 9.43/3.08
E 8.72/2.94
M 10.14/1.19
M 10.04/3.79
E 16.77/2.55
27 Level Crosscut
M 11.08/1.32
Proposed drill holes
Schist
M 9.50/4.08
M 7.59/1.16
W 8.50/1.11
W 19.04/4.43
IF-049
M 8.19/3.34
W 15.56/0.43
MW 13.41/5.31
IF-055
M 9.50/4.08 grams Gold per tonne metres
M Main Ore Horizon
E East Ore Horizon
W West Ore Horizon
ET Eastern Trend
0
100
200
metres
Banded Iron Formation

Figure 1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed is the Company's disclosure materials dated October 31, 2002 and November 5, 2002.*

- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By ______________________
Dawn Moss
Corporate Secretary

Date: November 6, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

BC Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1)(B) of the *Securities Act* (Alberta)
Section 84(1) *Securities Act* (Saskatchewan)
The Securities Act (Manitoba)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Quebec)
Securities Frauds Prevention Act (New Brunswick)
Section 81(2) of the *Securities Act* (Nova Scotia)
Securities Act (Prince Edward Island)
Section 76(2) *Securities Act* (Newfoundland)

Item 1. Name and Address of Reporting Issuer

Eldorado Gold Corporation (the "Company")
920 – 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

October 31, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on October 31, 2002, News Release No. 02-17, to the Toronto Stock Exchange and through approved public media.

Item 4. Summary of Material Change

The Company announced the completion of an agreement with AngloGold South America Limited ("AngloGold") under which AngloGold granted the Company, through its wholly owned subsidiary, São Bento Mineraçao S.A., the right to explore, develop and mine any reserves discovered below 365 metres on property held by AngloGold in and around Eldorado's São Bento Mine. The Company has agreed to pay AngloGold a net smelter royalty on production from AngloGold's property and has granted AngloGold the right to access surplus milling capacity at the São Bento Mine plant together with an option to expand the São Bento Mine plant at AngloGold's sole cost and without disruption to the Company's operations.

Item 5. Full Description of Material Change

Paul N. Wright, President and Chief Executive Officer of the Company is pleased to announce the completion of an agreement with AngloGold to further both

parties interests in and around the Company's São Bento Mine and AngloGold's adjacent properties in the state of Minas Gerais, Brazil.

The principal terms of the agreement are substantially the same as set forth in the Letter of Intent previously signed and publicly announced by the Company and AngloGold and include the following:

1) The Company, through São Bento Mineraçao S.A. (the Company's wholly owned subsidiary) has been granted the right to explore, develop and mine any reserves discovered down dip (below 365 metres) beyond its existing property boundary on property held by AngloGold.

   In exchange, the Company will pay AngloGold a net smelter royalty ("NSR") on production from the AngloGold property according to a graduated scale ranging from 0.5% at a gold price less than US$275/oz. to a maximum of 4.0% at a gold price US$399/oz. or greater.

2) AngloGold has been granted an option, valid for a period of 3 years, providing it with the right, in the event that a mining operation is developed at AngloGold's Corrego do Sitio Project, to access surplus milling capacity at the São Bento Mine plant on certain terms and conditions. AngloGold is also granted the option to expand the São Bento Mine plant at AngloGold's sole cost and without disruption to Eldorado's operations. Upon completion of the expansion, operating costs for the plant will be borne by both companies pro rata according to their proportionate planned and actual use of the facility. AngloGold will pay the Company a NSR, based on the same graduated scale as AngloGold's NSR, on all gold produced from the Corrego do Sitio Project that is processed through the São Bento Mine plant.

Item 6. Confidential Report

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Senior Officer

For further information please contact Dawn L. Moss, Corporate Secretary, at 604.687.4018.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 5th day of November, 2003.

ELDORADO GOLD CORPORATION

By: ______________________________
Name: Dawn L. Moss
Title: Corporate Secretary